June 26, 2026

Repay Holdings Corporation
3060 Peachtree Road NW, Suite 1100
Atlanta, Georgia 30305
Attention: Board of Directors

Dear Members of the Board,

We appreciate the Chairman taking the time to meet in person and found the discussion productive. We continue to believe that stockholders are best served by moving beyond an initial discussion and beginning substantive dialogue regarding valuation, confirmatory due diligence, and transaction structure.

Our increased price reflects our continued conviction in the value of Repay and our belief that the Board's initial step deserved a constructive response. Our proposal nevertheless remains based solely on publicly available information.

We are confident we could identify additional value if we are permitted customary access to management and are allowed to complete confirmatory due diligence.

Our New Proposal

We are pleased to propose acquiring 100% of the outstanding shares of Common Stock of the Company at a price of $5.25 per share in cash (the "Transaction"). The proposed **$5.25 per share** price represents **a 91% premium** to the Company's unaffected 30-day volume-weighted average price of $2.75 at the time of our original proposal and provides stockholders with certain cash value today. Given our ownership position and applicable disclosure obligations, we must publicly disclose this letter. We hope this new offer will facilitate constructive discussions with the Board regarding valuation, with the goal of entering into a mutually agreeable transaction that is in the best interest of all stockholders.

We believe this is a compelling opportunity for stockholders to realize the full value of their shares in a single, decisive transaction. Our experience with the short-term focus of small cap public markets has led us to believe that the Company will be best equipped to execute its mission as a private entity, removing certain public company costs, responsibilities, obligations, and distractions. In the current environment, we believe our proposal offers a clear and immediate path to liquidity and certainty at a compelling premium.

This letter is subject to the execution of definitive documentation and the completion of confirmatory due diligence as described below.

Transaction Conditions

We have access to sufficient financing to complete the Transaction. The proposal is not subject to a financing condition. We propose that the Transaction be accomplished through a negotiated merger agreement. This proposal is subject only to customary conditions, including receipt of required regulatory approvals and the execution of a definitive merger agreement containing terms and conditions customary for a transaction of this type and size, including existing contractual arrangements.

Path to Completion

We are committed to moving quickly and efficiently. Because the Company has certain publicly available information, we believe we can conduct confirmatory due diligence simultaneously with negotiating a merger agreement in the coming weeks. So that this process can proceed in an orderly and constructive manner, we are prepared to enter into a customary confidentiality agreement.

We have engaged White & Case LLP to advise us on legal matters in connection with the Transaction. We stand ready to meet with the Board and its representatives at the earliest opportunity.

Our Track Record

We have the financial capacity and a demonstrated track record of closing transactions of this nature swiftly and with a high degree of certainty. Most recently, we successfully completed the acquisition of Quipt Home Medical, a publicly listed company for approximately $260 million. That transaction closed on schedule and without complication. We are highly confident in our ability to bring this Transaction to a successful close on an accelerated timeframe, and we are willing to commit extensive resources to do so.

Conclusion

We strongly believe that our proposal is in the best interests of stockholders, and we believe that the Company's employees, vendors, and customers will benefit from the significant growth opportunities we can provide. We look forward to working constructively with the Board to accomplish the proposed Transaction in the best interest of all stockholders.

Sincerely,

Johnny Wilhelm